UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-56225

GOODNESS GROWTH HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

207 South 9th Street

Minneapolis, Minnesota 55402

(612) 999-1606

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Super Voting Shares, without par value

(Title of each class of securities covered by this Form)

Subordinate Voting Shares, without par value

Multiple Voting Shares, without par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Goodness Growth Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GOODNESS GROWTH HOLDINGS, INC.

Date: April 2, 2024	By:	/s/ Joshua Rosen
	Name:	Joshua Rosen
	Title:	Interim Chief Executive Officer/Interim Chief Financial Officer